SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D A/1

Under the Securities Exchange Act of 1934

FAMOUS DAVE'S OF AMERICA, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

307068106
 (CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 12, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307068106
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Debello Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	36,156
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	36,156
11	Aggregate Amount Beneficially Owned by Each Reporting Person *includes subscription rights exercisable to acquire 6,355 shares of common stock	36,156
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	0.49%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 307068106
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Focused Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	75,210
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	75,210
11	Aggregate Amount Beneficially Owned by Each Reporting Person *includes subscription rights exercisable to acquire 13,220 shares of common stock	75,210
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	1.01%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 307068106
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Spectrum Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,505,567
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,505,567
11	Aggregate Amount Beneficially Owned by Each Reporting Person *includes subscription rights exercisable to acquire 264,647 shares of common stock	1,505,567
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	19.67%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 307068106
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,616,933
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,616,933
11	Aggregate Amount Beneficially Owned by Each Reporting Person *includes subscription rights exercisable to acquire 284,222 shares of common stock	1,616,933
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	21.07%
14	Type of Reporting Person (See Instructions)	PN

CUSIP No. 307068106
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,616,933
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,616,933
11	Aggregate Amount Beneficially Owned by Each Reporting Person *includes subscription rights exercisable to acquire 284,222 shares of common stock	1,616,933
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	21.07%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 307068106
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,616,933
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,616,933
11	Aggregate Amount Beneficially Owned by Each Reporting Person *includes subscription rights exercisable to acquire 284,222 shares of common stock	1,616,933
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	21.07%
14	Type of Reporting Person (See Instructions)	IN

CUSIP No. 307068106
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,616,933
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,616,933
11	Aggregate Amount Beneficially Owned by Each Reporting Person *includes subscription rights exercisable to acquire 284,222 shares of common stock	1,616,933
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	21.07%
14	Type of Reporting Person (See Instructions)	IN

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (the "Amendment No. 1") modifies and supplements the Schedule 13D initially filed on June 22, 2015  (the "Original Statement", and together with this Amendment No. 1, the "Statement"), with respect to the common stock, $0.01 par value per share (the "Common Stock") of Famous Dave's of America, Inc. (the "Company"). Except to the extent supplemented or amended by the information contained in this Amendment No. 1, the Original Statement remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Original Statement.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Statement is being filed with respect to the common stock, $0.01 par value per share (the "Common Stock"), of Famous Dave's of America, Inc. (the "Company"). The address of the principal executive offices of the Company is:

Famous Dave's of America, Inc.
12701 Whitewater Drive, Suite 190
Minnetonka, MN 55343

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented by adding the following:

The Company distributed to the Purchasing Entities an aggregate of 284,222 non-transferable subscription rights (the "Rights"), each of which may be exercised to purchase 1 (one) share of Common Stock of the Company, as further described in the Form 424B4 filed by the Company with the Commission on March 12, 2018.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 7,391,315 shares of Common Stock issued and outstanding as of February 20, 2018, as reported in the Company's Form 10-K filed with the Commission on March 5, 2018, increased, to the extent applicable, for each Reporting Person to reflect the assumed exercise of all Rights beneficially owned by such Reporting Person) are as follows:
Debello Investors LLC
a)		Amount beneficially owned: 36,156	Percentage: 0.49%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	36,156
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	36,156
Wexford Focused Investors LLC
a)		Amount beneficially owned: 75,210	Percentage: 1.01%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	75,210
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	75,210
Wexford Spectrum Investors LLC
a)		Amount beneficially owned: 1,505,567	Percentage: 19.67%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,505,567
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,505,567
Wexford Capital LP
a)		Amount beneficially owned: 1,616,933	Percentage: 21.07%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,616,933
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,616,933
Wexford GP LLC
a)		Amount beneficially owned: 1,616,933	Percentage: 21.07%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,616,933
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,616,933
Charles E. Davidson
a)		Amount beneficially owned: 1,616,933	Percentage: 21.07%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,616,933
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,616,933
Joseph M. Jacobs
a)		Amount beneficially owned: 1,616,933	Percentage: 21.07%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,616,933
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,616,933

The total shares of Common Stock reported as beneficially owned by each of Wexford Capital, Wexford GP, Mr. Davidson and Mr. Jacobs include the shares of Common Stock reported as beneficially owned by the Purchasing Entities. Wexford Capital may, by reason of its status as manager of the Purchasing Entities, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Wexford GP may, by reason of its status as general partner of Wexford Capital, be deemed to own beneficially the securities of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Wexford GP, Wexford Capital, Davidson and Jacobs, shares the power to vote and to dispose of the shares of Common Stock beneficially owned by the Purchasing Entities.  Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by the Purchasing Entities and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Messrs. Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the members of the Purchasing Entities.

Except as set forth in Item 3 above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 1.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2018	Company Name
DEBELLO INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD FOCUSED INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD SPECTRUM INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON